Mail Stop 6010

October 15, 2007

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

      **Re:    Diasense, Inc.**
                **Revised Preliminary Information Statement**
                **Filed October 11, 2007**
                **File No. 0-26504**

Dear Mr. Little:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.      Please expand your response to prior comment 4 to clarify how your calculation considered the effect of the split on the number of shares not available for issuance because they are reserved for outstanding options, warrants and other obligations to issue shares. If the split will not result in a proportionate adjustment to the number of shares and exercise prices related to those obligations, please say so directly and disclose related parties' interest in the lack of adjustment.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.

Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.


Sincerely,


Russell Mancuso
Branch Chief